EXHIBIT 99.8

CordovaCann Corp.

Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

CordovaCann Corp.

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

November 29, 2024

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CordovaCann Corp. Condensed Interim Consolidated Statements of Financial Position As at September 30, 2024 and June 30, 2024 (Unaudited - Expressed in Canadian Dollars)

As at	Note	September 30, 2024 $	June 30, 2024 $

ASSETS
Current
Cash and cash equivalents		591,600	552,467
Accounts receivable		37,867	50,582
Sales tax receivable		37,514	31,680
Prepaid expenses and deposits		172,024	186,979
Inventory	7	974,817	931,877
Total current assets		1,813,822	1,753,585
Property and equipment, net	9	2,520,194	2,632,505
Right-of-use assets	10	1,618,834	1,960,483
Intangible assets	11	3,098,339	3,098,339
Licenses	12	81,437	108,583
Total assets		9,132,626	9,553,495
LIABILITIES
Current
Accounts payable and accrued liabilities		5,980,543	5,774,417
Mortgage payable	13	36,233	35,856
Income taxes payable		63,588	75,588
Contract liability	14	53,186	53,927
Lease liabilities	15	334,987	435,276
Convertible debentures	18	1,099,170	1,176,856
Promissory notes payable	16	1,596,907	1,620,273
Total current liabilities		9,164,614	9,172,193
Mortgage payable	13	884,503	906,344
Contract liability	14	22,149	36,049
Lease liabilities	15	1,359,641	2,035,922
Total liabilities		11,430,907	12,150,508
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	17	30,583,325	30,475,107
Contributed surplus		8,036,990	8,036,990
Accumulated deficit		(41,618,966)	(41,787,524)
Accumulated other comprehensive income		19,984	(24,563)
Total shareholders' equity (deficiency) attributable to CordovaCann Corp.		(2,978,667)	(3,299,990)
Non-controlling interests		680,386	702,977
Total equity		(2,298,281)	(2,597,013)
Total liabilities and shareholders' equity		9,132,626	9,553,495

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 21)

Related party transactions (Note 22)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Three Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

	Note	2024 $	2023 $
Revenue		3,692,822	3,501,322
Cost of sales		(2,617,210)	(2,470,455)
Gross profit		1,075,612	1,030,867
Expenses
Salaries and wages		443,001	480,520
Consulting fees		142,600	209,150
Office and general		137,499	156,544
Leases and utilities		50,928	89,436
Shareholders information services		60,664	57,585
Professional fees		18,607	16,288
Amortization of right-of-use assets	10	118,398	154,290
Depreciation	9	78,592	80,551
Amortization of licenses	12	27,146	41,146
		1,077,435	1,285,510
Loss before other income (expense)		(1,823)	(254,643)
Interest on lease liability	15	(68,539)	(86,898)
Interest expense	13,16,18	(57,705)	(50,911)
Other income		13,549	35,281
Foreign exchange gain (loss)		(18,053)	20,667
Gain on extinguishment of lease		443,458	-
Income (loss) before income tax recovery (expense)		310,887	(336,504)
Current		(70,000)	(48,600)
Deferred		-	3,780
Net income (loss)		240,887	(381,324)
Net income (loss) per share - basic and diluted		0.00	(0.00)
Weighted average number of outstanding common shares - basic and diluted		109,728,308	109,502,853
Net income (loss)		240,887	(381,324)
Foreign exchange translation adjustment		44,547	(4,134)
Comprehensive income (loss)		285,434	(385,458)
Net income (loss) attributable to:
CordovaCann Corp.		168,558	(408,109)
Non-controlling interests		72,329	26,785
Comprehensive income (loss) attributable to:
CordovaCann Corp.		213,105	(412,243)
Non-controlling interests		72,329	26,785

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

CordovaCann Corp. Condensed Interim Consolidated Statements of Changes in Equity (Deficiency) For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

	Note	Number of Common Shares #	Share Capital $	Contributed Surplus $	Accumulated Deficit $	Accumulated Other Comprehensive Income $	Non-controlling interests $	Shareholders' Equity (Deficiency) $
Balance, June 30, 2023		109,502,853	30,475,107	8,036,990	(40,294,989)	64,019	691,651	(1,027,222)
Foreign currency translation adjustment		-	-	-	-	(4,134)	-	(4,134)
Net loss for the period		-	-	-	(408,109)	-	26,785	(381,324)
Balance, September 30, 2023		109,502,853	30,475,107	8,036,990	(40,703,098)	59,885	718,436	(1,412,680)

Balance, June 30, 2024		109,502,853	30,475,107	8,036,990	(41,787,524)	(24,563)	702,977	(2,597,013)
Shares issued for conversion of convertible debentures	17,18	300,606	108,218	-	-	-	-	108,218
Dividend paid to NCI	5	-	-	-	-	-	(94,920)	(94,920)
Foreign currency translation adjustment		-	-	-	-	44,547	-	44,547
Net income for the period		-	-	-	168,558	-	72,329	240,887
Balance, September 30, 2024		109,803,459	30,583,325	8,036,990	(41,618,966)	19,984	680,386	(2,298,281)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

CordovaCann Corp. Condensed Interim Consolidated Statements of Cash Flows For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

	2024	2023
	$	$
Operating activities
Net income (loss) for the period	240,887	(381,324)
Adjusted for non-cash items:
Amortization of right-of-use assets	118,398	154,290
Depreciation	78,592	80,551
Amortization of licenses	27,146	41,146
Interest on lease liability	68,539	86,898
Interest expense	57,705	50,911
Income taxes expense	70,000	48,600
Deferred tax recovery	-	(3,780)
Foreign exchange loss (gain)	18,053	(20,667)
Gain on extinguishment of lease	(443,458)	-
Changes in non-cash working capital items:
Accounts receivable	12,715	10,265
Prepaid expenses and deposits	14,955	(43,758)
Inventory	(42,940)	(75,577)
Accounts payable and accrued liabilities	206,126	562,840
Harmonized sales tax payable (receivable)	(5,834)	(5,707)
Income taxes payable	(12,000)	2,928
Contract liability	(14,641)	(9,373)
Cash provided by operating activities	394,243	498,243
Investing activities
Additions to property and equipment	-	(37,559)
Cash used in investing activities	-	(37,559)
Financing activities
Repayment of promissory notes	(10,913)	-
Repayment of mortgage payable	(8,611)	-
Payment of lease liabilities	(176,875)	(187,251)
Payment of dividends to non-controlling interest shareholders	(94,920)	-
Cash used in financing activities	(291,319)	(187,251)
Effect of exchange rate changes on cash	(63,791)	(52,388)
Net increase in cash and cash equivalents	39,133	221,045
Cash and cash equivalents, beginning of period	552,467	419,821
Cash and cash equivalents, end of period	591,600	640,866
Cash and cash equivalents consist of:
Cash	591,600	599,071
Restricted cash (Note 6)	-	41,795

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (the “Company” or “CordovaCann” or “Cordova”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive income of

$285,434 and a comprehensive loss of $385,458, respectively, during the three months ended September 30, 2024 and 2023. The Company had a total accumulated deficit of $41,618,966 (June 30, 2024 – $41,787,524) as at September 30, 2024. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has stable profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form until its operations become profitable and cash flow positive, however, there can be no assurances that the Company will achieve this. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2024. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 29, 2024.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(b) Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except biological assets which were measured at fair value. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

(c) Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries are detailed in Note 2(e) below.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d) Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(e) Basis of Consolidation

These consolidated financial statements include those of the Company and its subsidiaries, which are the entities controlled by the Company. Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are synonymous with the significant accounting polices of the Company’s annual audited financial statements for the year ended June 30, 2024.

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Covenants

The amendment clarifies how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendment applies retrospectively for annual periods beginning on or after January 1, 2024. Management will perform this assessment each reporting period as required and evaluate the potential impact of this standard on the Company’s consolidated financial statements.

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following:

Determination of control

The control principle in IFRS 10 sets out the three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of those returns. Judgement is required in assessing these three elements and reaching a conclusion on obtaining of control of a business.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these consolidated financial statements.

Impairment of long-lived assets

Assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Useful lives of depreciable assets

The Company estimates the useful lives for an item of depreciable assets to its significant parts and depreciates separately each such part. Management reviews the useful lives of depreciable assets and their significant parts at each reporting date based on the expected utility of the assets to the Company. Actual results, however, may vary due to a variety of factors including technical obsolescence.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and valuation models used for estimating fair value for share-based payment transactions are disclosed in Note 19 and Note 20.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Determination of purchase price allocations and contingent consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through the statement of operations and comprehensive loss.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate that estimates the Company's specific incremental borrowing rate. The incremental borrowing rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security, in a similar economic environment.

Valuation of convertible debentures

Judgement is made on the initial recognition of convertible debentures and the appropriate allocation into their equity and/or liability components at the date of issuance, in accordance with the substance of the contractual agreements. The conversion options require an estimation of the fair value of a similar liability that doesn’t have an associated equity component by using a suitable discount rate at initial recognition and each extension date. The carrying amount of the conversion options is then determined by deducting the fair value of the financial liability from the fair value of the convertible debenture as a whole. A convertible debenture for which the Company is able to avoid a contractual obligation to pay cash is classified as an equity instrument.

5. DIVIDENDS

2734158 Ontario Inc. (“273 Ontario”)

During the year ended June 30, 2023, there were no dividends paid to 273 Ontario.

During the year ended June 30, 2024, 273 Ontario paid dividends in the amount of $521,247, of which $206,153 was paid to the minority shareholders of 273 Ontario.

During the three months ended September 30, 2024, 273 Ontario paid dividends in the amount of $240,000, of which $94,920 was paid to the minority shareholders of 273 Ontario.

6. RESTRICTED CASH

Restricted cash relates to an amount held in an escrow account (the “Escrow Account”) related to the Company’s property located in Damascus, Oregon (the “Oregon Property”). The amount held in the Escrow Account was non-interest bearing and restricted for the completion of the buildout of the Oregon Property (Note 9). During the three months ended September 30, 2024, withdrawals from the Escrow Account amounted to $nil (June 30, 2024 – $173,658 (US $129,460)) which were related to the completion of the buildout of the Oregon Property. The balance as at September 30, 2024 amounted to $nil (June 30, 2024 – $nil, September 30, 2023 – $41,795).

7. INVENTORY

The Company’s inventory includes purchased products. The Company’s purchased inventory expenses as cost of sales during the three months ended September 30, 2024 amounted to $2,617,210 (September 30, 2023 – $2,470,455). The Company’s inventory as at September 30, 2024 amounted to $974,817 (June 30, 2024 – $931,877).

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

8. OTHER DEPOSIT

On November 7, 2019, the Company advanced $408,840 (US $300,000) to an-arm’s length party in exchange for a promissory note (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of $460,626 (US $338,000). Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments.

During the year ended June 30, 2024, the Company received the entirety of the joint forces deposit and additional interest payments in relation to the outstanding amounts.

The outstanding balance of the Joint Forces Deposit amounted to $nil as at September 30, 2024 (June 30, 2024 – $nil).

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Leasehold improvements $	Machinery and equipment $	Computer equipment $	Furniture and fixtures $	Total $
Cost
As at June 30, 2023	430,750	1,082,145	1,278,305	327,206	134,772	432,948	3,686,126
Additions (disposals)	-	-	-	-	-	-	-
Translation adjustment	14,543	28,593	24,999	11,046	-	-	79,181
As at June 30, 2024	445,293	1,110,738	1,303,304	338,252	134,772	432,948	3,765,307
Additions (disposals)	-	-	-	-	-	-	-
Translation adjustment	(8,426)	(15,257)	(10,514)	(4,646)	-	-	(38,843)
As at September 30, 2024	436,867	1,095,481	1,292,790	333,606	134,772	432,948	3,726,464
Accumulated depreciation
As at June 30, 2022	-	(67,289)	(504,557)	(67,134)	(79,359)	(123,396)	(841,735)
Depreciation	-	(43,488)	(119,040)	(74,816)	(33,702)	(74,049)	(345,095)
Impairment charge	-	-	336,418	-	485	-	336,903
Translation adjustment	-	(1,337)	-	21,926	(3,260)	27,335	44,664
As at June 30, 2023	-	(112,114)	(287,179)	(120,024)	(115,836)	(170,110)	(805,263)
Depreciation	-	(43,992)	(119,040)	(66,983)	(14,352)	(74,232)	(318,599)
Translation adjustment	-	(4,221)	-	(4,719)	-	-	(8,940)
As at June 30, 2024	-	(160,327)	(406,219)	(191,726)	(130,188)	(244,342)	(1,132,802)
Depreciation	-	(11,070)	(29,804)	(16,856)	(2,304)	(18,558)	(78,592)
Translation adjustment	-	2,315	-	2,809	-	-	5,124
As at September 30, 2024	-	(169,082)	(436,023)	(205,773)	(132,492)	(262,900)	(1,206,270)
Net book value ($)
As at June 30, 2023	430,750	970,031	991,126	207,182	18,936	262,838	2,880,863
As at June 30, 2024	445,293	950,411	897,085	146,526	4,584	188,606	2,632,505
As at September 30, 2024	436,867	926,399	856,767	127,833	2,280	170,048	2,520,194

During the three months ended September 30, 2024, the Company incurred a depreciation expense in the amount of $78,592 (September 30, 2023 – $80,551).

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

10. RIGHT-OF-USE ASSETS

Right-of-use assets consists of the following:

$
Balance, June 30, 2023	2,395,049
Additions during the year	-
Depreciation for the year	(491,705)
Foreign exchange translation	57,139
Balance, June 30, 2024	1,960,483
Additions (disposals) during the period	(201,718)
Depreciation for the period	(118,398)
Foreign exchange translation	(21,533)
Balance, September 30, 2024	1,618,834

Leased properties are amortized over the terms of their respective leases.

During the three months ended September 30, 2024, the Company entered into a new lease for its property located in Damascus, Oregon, and terminating its previous lease entered into at the same property. As a result of the terms of these leases being substantial different, this resulted in an extinguishment of the previous lease and entering into a new lease which is reflected in the net additions (disposals) amount above. As a result of the derecognition of the previous lease and entering into a new lease, the Company recorded a net gain on the extinguishment of lease in the amount of $443,458, which reflects the difference between the value of the right of use asset and lease liability (Note 15) as at the date of extinguishment.

11. INTANGIBLE ASSETS

The Company’s intangible assets relate to the brand name acquired from Star Buds International Inc. This intangible asset was determined to be an indefinite life intangible asset.

No additions, disposals, amortization or impairment were recorded in relation to these intangible assets during the three months ended September 30, 2024 and 2023.

14

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

12. LICENSES

$
Cost
As at June 30, 2022	710,911
Additions (disposals)	-
As at June 30, 2023	710,911
Additions (disposals)	-
As at June 30, 2024	710,911
Additions (disposals)	-
As at September 30, 2024	710,911
Accumulated amortization
As at June 30, 2022	(305,831)
Amortization	(164,582)
As at June 30, 2023	(470,413)
Amortization	(131,915)
As at June 30, 2024	(602,328)
Amortization	(27,146)
As at September 30, 2024	(629,474)
Net book value ($)
As at June 30, 2023	240,498
As at June 30, 2024	108,583
As at September 30, 2024	81,437

During the three months year ended September 30, 2024, amortization expense in relation to these licenses amounted to $27,146 (September 30, 2023 – $41,146).

13. MORTGAGE PAYABLE

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm’s-length Washington based company (the “Washington Acquisition”), and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

15

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

13. MORTGAGE PAYABLE (continued)

As at September 30, 2024, the amount outstanding under the Washington Mortgage amounted to $920,736 (June 30, 2024 – $942,200). As at September 30, 2024, the current portion of the Washington Mortgage amounted to $36,233 (June 30, 2024 – $35,856) and the long-term portion amounted to $884,503 (June 30, 2024 – $906,344). Total interest expense in relation to the Washington Mortgage amounted to $22,819 during the three months ended September 30, 2024 (September 30, 2023 – $23,223).

14. CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $75,335 (June 30, 2024 – $89,976) as at September 30, 2024. Details of the Company’s contract liability is noted as follows:

	September 30, 2024	June 30, 2024
Opening balance	$89,176	$138,918
Additions	-	-
Changes in exchange rates	(1,094)	4,072
Revenue recognized from contract liability	(13,157)	(53,014)
Ending balance	$75,335	$89,976
Current portion	$53,186	$53,927
Long-term portion	22,149	36,049

16

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

15. LEASE LIABILITIES

The following table represents the lease obligations for the Company as at September 30, 2024:

$
Balance, June 30, 2023	2,824,493
Additions during the year	-
Interest expense	335,184
Lease payments	(758,676)
Foreign exchange translation	70,197
Balance, June 30, 2024	2,471,198
Additions (disposals) during the period	(490,959)
Interest expense	68,539
Lease payments	(176,875)
Foreign exchange translation	(177,275)
Balance, September 30, 2024	1,694,628

The Company’s net additions (disposals) are the result of a new lease entered into on its property located in Damascus, Oregon (Note 10).

Allocated as:

	September 30, 2024 $	June 30, 2024 $
Current	334,987	435,276
Long-term	1,359,641	2,035,922
Total	1,694,628	2,471,198

The following table presents the contractual undiscounted cash flows for lease obligations as at September 30, 2024:

$
Less than one year	529,010
One to five years	1,216,824
More than five years	791,604
Total undiscounted lease obligation	2,537,438

During the three months ended September 30, 2024, the Company had a lease with a term less than 12 months and recorded $nil (September 30, 2023 – $32,846) of rent expense attributed to short-term leases.

17

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE

Promissory Note A – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note A-1”) in the principal amount of $527,967. The Promissory Note A-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note A-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-2”) in the principal amount of $225,000. The Promissory Note A-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note A-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-3”) in the principal amount of $196,832. The Promissory Note A-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note A-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at September 30, 2024, the value of these promissory notes amounted to $392,796 (June 30, 2024 – $388,443). Interest in the amount of $4,352 (September 30, 2023 – $4,352) was recorded during the three months ended September 30, 2024.

These promissory notes are in default and due on demand. In addition, the Company has an outstanding litigation with the holder of this promissory note (Note 21).

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the three months ended September 30, 2024 and 2023. A principal repayment of US $5,000 was made during the year ended June 30, 2024. A principal repayment of US $8,000 was made during the three months ended September 30, 2024.

As at September 30, 2024, the outstanding principal amount of the 2023 Demand Notes amounted to $1,062,371 (US $787,000) (June 30, 2024 - $1,088,116 (US $790,000)) and the outstanding accrued interest amounted to $141,740 (US $105,000) (June 30, 2024 - $143,714 (US $105,000)).

18

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE (continued)

Included in the aggregate amount of 2023 Demand Notes issued during the three months ended September 30, 2024 is the principal amount of $134,990 (US $100,000) (June 30, 2024 – $136,870 (US $100,000)) and accrued interest of $20,249 (US $15,000) (June 30, 2024 - $20,280 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

17. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the three months ended September 30, 2024, the Company had the following common share transactions:

-

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares (Note 18).

The Company did not have any common share transactions during the years ended June 30, 2024 and 2023.

18. CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-1 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 1,000 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-1 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

19

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-1 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-1 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

b) Convertible Debentures Series A-2 – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the ‘Debenture Units of Series A-2”) of the Company for gross proceeds of $897,000, bearing interest at 15% per annum, accrued monthly and payable at maturity, on May 31, 2023.

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 1,000 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-2 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-1 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-2. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-1. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-2 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-2 are added to the equity portion of convertible debt as accrued.

20

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES (continued)

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-2. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-2 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest. Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares (Note 17).

During the three months ended September 30, 2024, interest of $30,533 was recorded in the convertible debentures (September 30, 2023 – $33,637). As at September 30, 2024, the outstanding principal amount of the convertible debentures amounted to $814,200 (June 30, 2024 – $897,000) and the outstanding accrued interest amounted to $284,970 (June 30, 2024 - $279,856).

19. OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

As at September 30, 2024 and June 30, 2024, there were no stock options issued and outstanding.

During the three months ended September 30, 2024 and 2023, the Company expensed $nil of the fair value of the stock options.

21

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

20. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2023	10,097,379	0.98	0.58
Expired	(10,097,379)	0.65	-
June 30, 2024	-	$-	-
Expired	-	-	-
September 30, 2024	-	$-	-

During the year ended June 30, 2024:

•	10,097,379 common share purchase warrants expired, unexercised.

During the three months ended September 30, 2024, the Company expensed $nil (September 30, 2023 – $nil), in the fair value of warrants.

21. COMMITMENTS AND CONTINGENCIES

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

(b) Contingencies

(i)

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint.

The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s consolidated financial statements of position with respect to the Complaint.

As at the reporting date, the Company has not been served with a lawsuit related to this Complaint.

22

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

21. COMMITMENTS AND CONTINGENCIES (continued)

(b) Contingencies (continued)

(ii)

On November 1, 2024, the Company became aware of a lawsuit filed in the Ontario Superior Court of Justice on September 26, 2024, by 10330698 Canada Inc. (“1033 Canada”), claiming approximately $1,900,000 (the “Claim”). The Company and other defendants were not properly served, and the Claim was filed without representation by a licensed lawyer, as required by Rule 15.01(2) of the Rules of Civil Procedure under the Courts of Justice Act.

On November 19, 2024, the Company preemptively filed a statement of defence, denying the allegations in the Claim and asserting that the Claim lacks merit. Additionally, the Company filed a counterclaim against 1033 Canada for breach of contract, seeking $800,000 in damages for unexpected liabilities and losses incurred due to misrepresentation by 1033 Canada.

As disclosed in Note 16, the Company has outstanding promissory notes with 1033 Canada.

As of the date of these consolidated financial statements, it is premature and impractical to determine the likelihood of the outcome of the legal proceedings, the potential inflow or outflow of economic benefits, or to estimate any related amounts. Accordingly, no adjustments have been made to the Company’s consolidated financial statements in relation to this Claim.

22. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the three months ended September 30, 2024 and 2023 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a)

During the three months ended September 30, 2024, the Company expensed $165,000 (September 30, 2023 – $165,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at September 30, 2024, the Company had fees payable to officers and directors of the Company of $3,332,859 (June 30, 2024 – $3,222,517).

23. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3:	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

23

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, restricted cash, accounts receivable, promissory notes payable, mortgage payable and accounts payable and accrued liabilities approximate their carrying value due to the relatively short-term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at September 30, 2024:

Credit Risk

The Company's maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the consolidated statements of financial position. The Company's principal financial assets are cash, restricted investments and accounts receivable, which represent the Company's exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at September 30, 2024, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

24

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Market Risk (continued)

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

24. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity (deficiency) excluding non-controlling interest. As at September 30, 2024, the Company’s capital amounted to a deficiency of $2,978,667 (June 30, 2024 – $3,299,990). The Company’s objectives when managing capital are as follows:

(i) to safeguard the Company’s ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, and the Company’s short-term and long-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

25. COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net loss and comprehensive loss.

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

Prepared as at November 29, 2024

CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Index

Overview	4
Business Overview	4
Key Transaction Summaries	5

Business Plan and Strategy	5
Current Business Plan and Strategy	5
Current Outlook	6
Selected Financings	6
Number of Common Shares	6

Results of Operations	7
Quarterly Financial Results	7
Results of Operations	7

Liquidity and Capital Resources	11
Working Capital	11
Financings	12
Key Contractual Obligations	17
Off Balance Sheet Arrangements	17

Transactions with Related Parties	17

Financial and Derivative Instruments	18

Material Accounting Policy Information	19

Evaluation of Disclosure Controls andProcedures	24

Business Environment	24

Public Securities Filings	25

CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Management’s Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the three months ended September 30, 2024 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 and the annual audited consolidated financial statements for the year ended June 30, 2024. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise. This management discussion and analysis is prepared by management as at November 29, 2024.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	lack of substantial operating history;
•	the impact of competition; and
•	the enforceability of legal rights.

Important factors that could cause the actual results to differ materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

3| Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Overview

Business Overview

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario and Manitoba. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces and it is looking to establish a footprint in the United States. The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening. Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores. The Company continues to focus on expanding in profitable markets going forward including pursuing successful one-off retailers and small chains at valuations that are very accretive to the base.

White Label Manufacturing

The Company is focused on establishing white-label manufacturing of cannabis products to aid in the geographic proliferation of strong cannabis brands. Cordova plans on partnering with the best brands in its jurisdictions to lower the cost of production and accelerate the time to additional markets. Outsourcing manufacturing allows brands to focus on increasing audience size and share, while still dictating the production process. Cordova plans to attract these brands via its geographically diversified production facilities, which will enable brands to enter multiple new states at once.

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Most significant cannabis brands have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Key Transaction Summaries

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction was subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year end June 30, 2021 and the remainder $39,292 was paid during the three months ending March 31, 2022.

Business Plan and Strategy

Current Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a global industry leader. The Company is building and acquiring leading cannabis retail, processing and production operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal, regulated medical, and/or recreational cannabis industries. The Company is focused on expanding its retail footprint, investing and scaling its branded product portfolio, and leveraging excess capacity for white label manufacturing. The Company intends to leverage its low-cost infrastructure, administrative support, and move toward vertical integration in key markets to establish a global multi-jurisdictional platform.

CordovaCann continues to work with knowledgeable cannabis operators and over the next twelve months, the Company is focused on growing its retail operations in both Canada and the United States. It is also working to expand the throughput of its wholesale operations as well as launch branded products in its U.S. markets. Moving forward, the Company will also seek to enter additional key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms and allow these clients and prospective clients to gain access to our distribution channels to generate additional revenue for the Company.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and acquire cannabis producers, processors and retailers globally. The Company continues to develop and acquire additional operations and products and broaden its channels for distribution.

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder value. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a presence in the provinces of Ontario and Manitoba. The Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets.

CordovaCann is also focussing on growing its presence in the United States. Along with its growing operations in Oregon and Washington the Company is actively pursuing new opportunities in additional states to add to its portfolio, with its goal of having vertically integrated operations in key global cannabis markets.

Selected Financings

On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance.

On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt.

On February 19, 2021, the Company issued 6,117,721 common shares of the Company for gross proceeds of $1,976,870; of which $1,380,300 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

Number of Common Shares

There were 109,803,459 Common Shares issued and outstanding as at September 30, 2024 and as at the date of this report. There were no stock options issued and outstanding as at September 30, 2024 and no stock options issued and outstanding as at the date of this report. There were no share purchase warrants issued and outstanding as at September 30, 2024 and as at the date of this report.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Results of Operations

Quarterly Financial Results

The following table summarizes financial information for the 1st quarter of fiscal 2025 and the preceding seven quarters:

Quarter Ended	Sep 30,2024 $	Jun 30,2024 $	Mar 31,2024 $	Dec 31,2023 $	Sep 30,2023 $	Jun 30,2023 $	Mar 31,2023 $	Dec 31,2022 $
Revenue	3,692,822	3,475,500	3,356,017	3,464,311	3,501,322	3,251,612	3,210,982	3,436,399
Net income (loss) from continuing operations	240,887	(357,077)	(215,378)	(321,277)	(381,324)	(4,417,788)	(783,028)	(982,607)
Net income (loss) per share – basic and diluted	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.04)	(0.01)	(0.01)

Results of Operations

	2024 $	2023 $
Revenue	3,692,822	3,501,322
Cost of sales	(2,617,210)	(2,470,455)
Gross profit	1,075,612	1,030,867
Operating expenses	(1,077,435)	(1,285,510)
Other income (expense)	312,710	(81,861)
Income tax recovery (expense)	(70,000)	(44,820)
Net income (loss)	240,887	(381,324)
Income (loss) per share - basic and diluted	0.00	(0.00)
Weighted average number of outstanding common shares - basic and diluted	109,728,308	109,502,853

Revenue

Revenue for the three months ended September 30, 2024 and 2023 amounted to $3,692,822 and $3,501,322, respectively. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario and Manitoba. The increase in the Company's revenue year over year, was due to an increase in same store retail sales during the quarter ending September 30, 2024.

Cost of Sales and Gross Margin

During the three months ended September 30, 2024, the Company’s incurred cost of sales in the amount $2,617,210 and realized gross margin of $1,075,612 (September 30, 2023 – $2,470,455 and $1,030,867, respectively). The cost of goods sold and respective gross margin was primarily related to its retail operations in Canada. The Company’s gross margin percentage has remained relatively consistent period over period while the gross profit increase is directly attributable to the increase in revenue as noted above.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Operating Expenses

The Company incurred the following operating expenses during the three months ended September 30, 2024 and 2023:

	2023 $	2022 $
Salaries and wages	443,001	480,520
Consulting fees	142,600	209,150
Office and general	137,499	156,544
Leases and utilities	50,928	89,436
Shareholders information services	60,664	57,585
Professional fees	18,607	16,288
Amortization of right-of-use assets	118,398	154,290
Depreciation	78,592	80,551
Amortization of licenses	27,146	41,146
	1,077,435	1,285,510

The overall analysis of the key expenses above is as follows:

Salaries and wages

Salaries and wages for the three months ended September 30, 2024 amounted to $443,001 (September 30, 2023 - $480,520). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations in Ontario and Manitoba locations. The reduction in the expense period over period is mainly due to reduced salaries and wages expenses from the Company’s Washington operations and some salaries and wages costs incurred related to Western Canada store closures during the quarter ending September 30, 2024.

Consulting fees

Consulting fees for the three months ended September 30, 2024 amounted to $142,600 (September 30, 2023- $209,150). Consulting fees relates to fees accrued for the officers of the Company and other consultants that support the Company. The decrease in consulting fees period over period is mainly related to the reduction of certain historic month-to-month consulting contracts.

Office and general

Office and general for the three months ended September 30, 2024 amounted to $137,499 (September 30, 2023 - $156,544). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with its retail operations. The decrease is mainly due to reduced spending by the Company along with some remaining costs that occurred post the Western Canada store closures.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Leases and utilities

Leases and utilities for the three months ended September 30, 2024 amounted to $50,928 (September 30, 2023 - $89,436). Lease and utilities expenses are related to the Company’s retail platforms. The lease and utilities reduction is mainly due to the new Oregon lease that was entered into which reduced both the lease costs and associated TMI.

Shareholder information services

Shareholders information services for the three months ended September 30, 2024 amounted to $60,664 (September 30, 2023 - $57,585). Shareholder information services during the respective periods include director fees, transfer agent fees, other filing fees and investor relation services.

Professional fees

Professional fees for the three months ended September 30, 2024 amounted to $18,607 (September 30, 2023 - $16,288). Professional fees for during the respective periods comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Amortization of right-of-use assets

Amortization of right-of-use assets for the three months ended September 30, 2024 amounted to $118,398 (September 30, 2023 - $154,290). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations. The decrease is attributed to the new Oregon lease entered into during the three months ended September 30, 2024.

Depreciation

Depreciation for the three months ended September 30, 2024 amounted to $78,592 (September 30, 2023 - $80,551). Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores, and the Company’s property in Washington.

Amortization of licenses

Amortization of licenses for the three months ended September 30, 2024 amounted to $27,146 (September 30, 2023 - $41,146). Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Other Income and Expenses

The overall analysis of other income/expenses is as follows:

	2023 $	2022 $
Interest on lease liability	(68,539)	(86,898)
Interest expense	(57,705)	(50,911)
Other income	13,549	35,281
Foreign exchange gain (loss)	(18,053)	20,667
Gain on extinguishment of lease	443,458	-
	312,710	(81,861)

Interest on lease liability

Interest on lease liability for the three months ended September 30, 2024 amounted to $68,539 (September 30, 2023 - $86,898). Interest on lease liability relates primarily to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease is attributed to the new Oregon lease entered into during the three months ended September 30, 2024.

Interest expense

Interest expense for the three months ended September 30, 2024 amounted to $57,705 (September 30, 2023- $50,911). Interest expense during the respective periods was primarily in relation to convertible debentures and mortgages issued.

Other income

Other income for the three months ended September 30, 2024 amounted to $13,549 (September 30, 2023 -$35,281). Other income is related to miscellaneous revenue earned from the operations.

Foreign exchange gain

Foreign exchange loss for the three months ended September 30, 2024 amounted to $18,053 as compared to a foreign exchange gain of $20,667 during the three months ended September 30, 2023. The foreign exchange gains and losses during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Gain on extinguishment of lease

Gain on extinguishment of lease for the three months ended September 30, 2024 amounted to $443,458 (September 30, 2023 - $nil). The gain on extinguishment of lease was a result of a new Oregon lease entered into during the three months ended September 30, 2024.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Net income (loss) and comprehensive income (loss)

Net income and comprehensive income for the three months ended September 30, 2024 amounted to $240,887 and $285,434, respectively, as compared to a net loss and comprehensive loss of $381,324 and $385,458, respectively, for the three months ended September 30, 2023.

Liquidity and Capital Resources

Working Capital

As at September 30, 2024, the Company had total assets of $9,132,626 (June 30, 2024 - $9,553,495) consisting of the following:

	September 30, 2024 $	June 30, 2024 $
ASSETS
Current
Cash and cash equivalents	591,600	552,467
Accounts receivable	37,867	50,582
Sales tax receivable	37,514	31,680
Prepaid expenses and deposits	172,024	186,979
Inventory	974,817	931,877
Total current assets	1,813,822	1,753,585
Property and equipment, net	2,520,194	2,632,505
Right-of-use assets	1,618,834	1,960,483
Intangible assets	3,098,339	3,098,339
Licenses	81,437	108,583
Total assets	9,132,626	9,553,495

The decrease in total assets from the comparative period was primarily a result of an ongoing changes in working capital and expected amortization and depreciation of the tangible and intangible assets during the period along with the adjustment to the overall right-of-use asset value due to the new Oregon lease that was entered into during the three months ended September 30, 2024.

As at September 30, 2024, the Company had total liabilities of $11,430,907 (June 30, 2024 - $12,150,508) consisting of the following:

	September 30, 2024 $	June 30, 2024 $
LIABILITIES

Current
Accounts payable and accrued liabilities	5,980,543	5,774,417
Mortgage payable	36,233	35,856
Income taxes payable	63,588	75,588
Contract liability	53,186	53,927
Lease liabilities	334,987	435,276
Convertible debentures	1,099,170	1,176,856
Promissory notes payable	1,596,907	1,620,273
Total current liabilities	9,164,614	9,172,193
Mortgage payable	884,503	906,344
Contract liability	22,149	36,049
Lease liability	1,359,641	2,035,922
Total liabilities	11,430,907	12,150,508

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

The decrease in liabilities during the comparative periods was primarily related to the increase in accounts payable and accrued liabilities, which is mainly related to management fee accruals, director accruals, and overall active management of such liabilities tempered by the reduction in the overall lease liability values due to the new Oregon lease that was entered into during the three months ended September 30, 2024.

As at September 30, 2024, the Company had a working capital deficiency of $7,350,792 as compared to a working capital deficiency of $7,418,608 as at June 30, 2024. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Provided by Operating Activities

During the three months ended September 30, 2024, the operating activities provided cash in the amount of $394,243 as compared to $498,243 during the three months ended September 30, 2023. These were mainly due to the working capital fluctuations as detailed above.

Cash Used in Investing Activities

Cash used in investing activities during the three months ended September 30, 2024 amounted to $nil as compared to $37,559 during the three months ended September 30, 2023. The prior period transaction was related to additions to property and equipment.

Cash Used in Financing Activities

Cash used in financing activities amounted to $291,319 during the three months ended September 30, 2024 as compared to $187,251 during the three months ended September 30, 2023. Financing activities during the three months ended September 30, 2024 related to repayments of mortgage payable and promissory notes, dividends issued to non-controlling interest shareholders, and payment of lease liabilities. In the comparative period, financing activities related to the payment of lease liabilities.

Financings

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the three months ended September 30, 2024, the Company had the following common share transactions:

-

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares.

 The Company did not have any common share transactions during the years ended June 30, 2024 and 2023.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Warrants

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2023	10,097,379	0.98	0.58
Expired	(10,097,379)	0.65	-
June 30, 2024	-	$-	-
Expired	-	-	-
September 30, 2024	-	$-	-

During the year ended June 30, 2024:

•	10,097,379 common share purchase warrants expired, unexercised.

During the three months ended September 30, 2024, the Company expensed $nil (September 30, 2023 – $nil), in the fair value of warrants.

Stock Options

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

As at September 30, 2024 and June 30, 2024, there were no stock options issued and outstanding. During the three months ended September 30, 2024 and 2023, the Company expensed $nil of the fair value of the stock options.

Mortgage payable

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm’s-length Washington based company (the “Washington Acquisition”), and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

As at September 30, 2024, the amount outstanding under the Washington Mortgage amounted to $920,736 (June 30, 2024 – $942,200). As at September 30, 2024, the current portion of the Washington Mortgage amounted to $36,233 (June 30, 2024 – $35,856) and the long-term portion amounted to $884,503 (June 30, 2024 – $906,344). Total interest expense in relation to the Washington Mortgage amounted to $22,819 during the three months ended September 30, 2024 (September 30, 2023 – $23,223).

Promissory Notes Payable

Promissory Notes

On April 28, 2020, the Company issued a promissory note (the “Promissory Note A-1”) in the principal amount of $527,967. The Promissory Note A-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note A-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-2”) in the principal amount of $225,000. The Promissory Note A-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note A-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-3”) in the principal amount of $196,832. The Promissory Note A-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note A-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at September 30, 2024, the value of these promissory notes amounted to $392,796 (June 30, 2024 –$388,443). Interest in the amount of $4,352 (September 30, 2023 – $4,352) was recorded during the three months ended September 30, 2024. These promissory notes are in default and due on demand.

These promissory notes are in default and due on demand. In addition, the Company has an outstanding litigation with the holder of this promissory note.

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the year ended June 30, 2024. A principal repayment of US $5,000 was made during the year ended June 30, 2024.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

As at September 30, 2024, the outstanding principal amount of the 2023 Demand Notes amounted to $1,062,371 (US $787,000) (June 30, 2024 - $1,088,116 (US $790,000)) and the outstanding accrued interest amounted to $141,740 (US $105,000) (June 30, 2024 - $143,714 (US $105,000)).

Included in the aggregate amount of 2023 Demand Notes issued during the three months ended September 30, 2024 is the principal amount of $134,990 (US $100,000) (June 30, 2024 – $136,870 (US $100,000)) and accrued interest of $20,249 (US $15,000) (June 30, 2024 - $20,280 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

Convertible Debentures

Convertible Debentures Series A-1 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 1,000 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-1 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

The Debenture Units of Series A-1 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-1 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

Convertible Debentures Series A-2 – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the ‘Debenture Units of Series A-2”) of the Company for gross proceeds of $897,000, bearing interest at 15% per annum, accrued monthly and payable at maturity, on May 31, 2023. Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 1,000 common share purchase warrants (the “Warrants of

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Series A-2”) of the Company. The Debentures of Series A-2 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-2 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-1 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-2. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-1. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-2 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-2 are added to the equity portion of convertible debt as accrued.

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-2. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-2 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest. Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares.

During the three months ended September 30, 2024, interest of $30,533 was recorded in the convertible debentures (September 30, 2023 – $33,637). As at September 30, 2024, the outstanding principal amount of the convertible debentures amounted to $814,200 (June 30, 2024 – $897,000) and the outstanding accrued interest amounted to $284,970 (June 30, 2024 - $279,856).

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Key Contractual Obligations

There are no other key contractual obligations as at September 30, 2024 other than leases entered into through its retail operations disclosed in details in the Company’s consolidated financial statements. During the three months ended September 30, 2024, the Company entered into a new lease for its property located in Damascus, Oregon, and terminating its previous lease entered into at the same property.

Off Balance Sheet Arrangements

As at September 30, 2024, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions as at and for the three months ended September 30, 2024 and 2023 and the balances as at those dates, not disclosed elsewhere in the Company’s condensed interim consolidated financial statements are as follows:

a)

During the three months ended September 30, 2024, the Company expensed $165,000 (September 30, 2023 – $165,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at September 30, 2024, the Company had fees payable to officers and directors of the Company of $3,332,859 (June 30, 2024 – $3,222,517).

Commitments and Contingencies

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

(b) Contingencies

(i)

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s consolidated financial statements of position with respect to the Complaint.

As at the reporting date, the Company has not been served with a lawsuit related to this Complaint.

(ii)

On November 1, 2024, the Company became aware of a lawsuit filed in the Ontario Superior Court of Justice on September 26, 2024, by 10330698 Canada Inc. (“1033 Canada”), claiming approximately $1,900,000 (the “Claim”). The Company and other defendants were not properly served, and the Claim was filed without representation by a licensed lawyer, as required by Rule 15.01(2) of the Rules of Civil Procedure under the Courts of Justice Act.

On November 19, 2024, the Company preemptively filed a statement of defence, denying the allegations in the Claim and asserting that the Claim lacks merit. Additionally, the Company filed a counterclaim against 1033 Canada for breach of contract, seeking $800,000 in damages for unexpected liabilities and losses incurred due to misrepresentation by 1033 Canada.

As disclosed in Note 16, the Company has outstanding promissory notes with 1033 Canada.

As of the date of these consolidated financial statements, it is premature and impractical to determine the likelihood of the outcome of the legal proceedings, the potential inflow or outflow of economic benefits, or to estimate any related amounts. Accordingly, no adjustments have been made to the Company’s consolidated financial statements in relation to this Claim.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at September 30, 2024.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at September 30, 2024, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Material Accounting Policy Information

These consolidated financial statements of the Company and its subsidiaries were prepared using material accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The material accounting policy information used in the preparation of these consolidated financial statements are described below.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies.

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").

If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the compound financial instruments is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible promissory notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the statement of operation for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Transaction costs are allocated to the debt and equity components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to equity components will be accounted for as a deduction from equity, net of any related income tax benefit; cost allocated to the derivative financial liability component are expensed; and cost allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. Under IFRS 9, such financial assets or financial liabilities are initially recognized at fair value and the subsequent measurement depends on their classification.

Financial assets

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) at fair value through profit or loss (“FVTPL”).

Amortized cost - Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL - Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company's accounting policy for each category is as follows:

FVTPL - This category comprises derivatives, liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term, and certain financial liabilities that were designated at FVTPL from inception.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Amortized cost - Financial liabilities are recognized initially at fair value net of directly attributable transaction costs. They are subsequently recognized at amortized cost using effective interest method with interest expense recognized on an effective yield basis.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when the Company has a legal right to offset the amounts and it intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

The following table summarizes the classification of the Company’s financial instruments:

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Other deposit	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Contract liability	Amortized cost
Promissory notes payable	Amortized cost

IFRS 9 uses an expected credit loss impairment model which is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off.

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU").

The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

Service revenues, including long-term marketing contracts, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for the marketing contract is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2024

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business.

Washington’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in Washington are classified as “ancillary” involvement in the U.S. cannabis industry.

Washington authorized the cultivation, possession and distribution of cannabis by certain licensed Washington cannabis businesses. The Washington State Liquor and Cannabis Board regulates Washington’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Washington’s cannabis regulatory program. CordovaCann only engages in transactions with Washington cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Washington in compliance with Washington’s cannabis regulatory program. To the extent required by Washington’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Washington cannabis business.

Public Securities Filings

Additional information regarding the Company is filed on SEDAR+ at www.sedarplus.ca and the United States Securities and Exchange Commission at www.edgar.gov.

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